ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-283969
Dated March 26, 2026
Callable Contingent Income Securities with 12-Month Initial Non-Call Period due April 5, 2029
Based on the Worst Performing of the Dow Jones Industrial Average®, the Nasdaq-100 Index® and the S&P 500® Index
Principal at Risk Securities
This document provides a summary of the terms of the Callable Contingent Income Securities with 12-Month Initial Non-Call Period (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement, the underlier supplement and the prospectus, as well as the “Risk Considerations” section below, before making an investment decision.
The securities do not guarantee any return of principal at maturity. Investors will not participate in any increase of any underlying index and must be willing to accept the risk of not receiving any contingent monthly coupons over the term of the securities. The securities are senior debt securities issued by The Toronto-Dominion Bank (“TD”), and all payments on the securities are subject to the credit risk of TD. As used in this document, “TD,” “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries.
SUMMARY TERMS
Issuer:	The Toronto-Dominion Bank
Issue:	Senior Debt Securities, Series H
Underlying indices:	Dow Jones Industrial Average® (Bloomberg Ticker: “INDU”) Nasdaq-100 Index® (Bloomberg Ticker: “NDX”) S&P 500® Index (Bloomberg Ticker: “SPX”)
Stated principal amount:	$1,000.00 per security
Minimum Investment:	$1,000.00 (1 security)
Pricing date:	March 30, 2026
Original issue date:	April 2, 2026 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	April 2, 2029, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	April 5, 2029, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Optional early redemption:
TD may elect, on or before any determination date other than the first through eleventh determination dates and the final determination date, to redeem the securities at its discretion in whole, but not in part (an “issuer call”), on the contingent coupon payment date corresponding to such determination date (the “redemption date”), regardless of the index closing values of the underlying indices on such determination date. If TD elects to redeem the securities prior to maturity, the securities will be redeemed for an amount per security equal to the early redemption payment on the redemption date. No further payments will be made on the securities once they have been redeemed. TD may elect to redeem the securities at its sole discretion regardless of the performance of the underlying indices.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) any contingent monthly coupon with respect to the applicable determination date.
Contingent monthly coupon:	■
If the index closing values of all of the underlying indices on any determination date are greater than or equal to their respective coupon threshold levels, we will pay a contingent monthly coupon of $6.917 (equivalent to approximately 8.30% per annum of the stated principal amount) per security on the related contingent coupon payment date.

■
If the index closing value of any underlying index on any determination date is less than its coupon threshold level, we will not pay a contingent monthly coupon with respect to that determination date.

Determination dates:
Monthly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events as described in the accompanying product supplement.

Contingent coupon payment dates:
Monthly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-business days and certain market disruption events as described in the accompanying product supplement.

Payment at maturity:	■
If the final index values of all of the underlying indices are greater than or equal to their respective downside threshold levels:
(i) the stated principal amount plus (ii) any contingent monthly coupon otherwise payable with respect to the final determination date

■
If the final index value of any underlying index is less than its downside threshold level:
(i) the stated principal amount plus (ii) the stated principal amount times the underlying return of the worst performing underlying index
If the final index value of any underlying index is less than its downside threshold level, the payment at maturity will be less than 60.00% of the stated principal amount and could be as low as zero.

Underlying return:	(final index value – initial index value) / initial index value
Worst performing underlying index:	The underlying index with the lowest underlying return
Coupon threshold level*:	With respect to each underlying index, 60.00% of its initial index value. The actual coupon threshold levels will be determined on the pricing date.
Downside threshold level*:	With respect to each underlying index, 60.00% of its initial index value. The actual downside threshold levels will be determined on the pricing date.
Initial index value*:	With respect to each underlying index, the closing level of such underlying index on the pricing date.
Final index value*:	With respect to each underlying index, the closing level of such underlying index on the final determination date.
CUSIP / ISIN:	89115LPL6 / US89115LPL61
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	$13.00 per stated principal amount
Estimated value on the pricing date:	Expected to be between $940.00 and $975.00 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	http://www.sec.gov/Archives/edgar/data/947263/000114036126011311/ef20068822_424b2.htm
HYPOTHETICAL PAYOUT
The below figures are based on a hypothetical downside threshold level of 60.00% of the hypothetical initial index value of the worst performing underlying index and are purely hypothetical (the actual terms of your security will be determined on the pricing date and will be specified in the final pricing supplement).
Hypothetical Payment at Maturity if No Early Redemption Occurs
Change in Worst Performing Underlying Index	Payment at Maturity (excluding any contingent monthly coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-40.00%	$1,000.00
-41.00%	$590.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00
*	Each as determined by the calculation agent and as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, underlier supplement and prospectus for the securities under “Additional Information About TD and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.
The issuer has filed a registration statement (including a prospectus as supplemented by an underlier supplement, product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, product supplement and underlier supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-855-303-3234. Our Central Index Key, or CIK, on the SEC website is 0000947263.
Risk Considerations
The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.
Risks Relating to Return Characteristics
■	Risk of significant loss at maturity
■	Contingent repayment of stated principal amount only at maturity.
■	You may not receive any contingent monthly coupons.
■
Greater expected volatility with respect to, and lower expected correlation of, the underlying indices generally reflects a higher contingent monthly coupon and a higher expectation as of the pricing date that the index closing value of any of the underlying indices could be less than its downside threshold level.

■	TD may elect to redeem the securities at its discretion and the securities are subject to reinvestment risk
■	An investment in securities with contingent monthly coupon and optional early redemption features may be more sensitive to interest rate risk than an investment in securities without such features.
■	The contingent monthly coupon, if any, is based solely on the index closing value of each underlying index on only the related determination date.
■
Your potential return on the securities is limited, you will not participate in any increase of the underlying indices and you will not realize a return beyond the returns represented by the contingent monthly coupons received, if any, during the term of the securities.

■	You are exposed to the market risk of each underlying index.
■
Because the securities are linked to the performance of more than one underlying index, there is an increased probability that you will not receive a contingent monthly coupon on any determination date and that you will lose a significant portion or all of your investment in the securities.

Risks Relating to Characteristics of the Underlying Indices
■	The level of each underlying index will be affected by various factors that interact in complex and unpredictable ways.
■	There can be no assurance that the investment view implicit in the securities will be successful.
■	The underlying indices reflect price return, not total return.
■	Changes affecting the underlying indices could have an adverse effect on the market value of, and any amount payable on, the securities.
■	There is no affiliation between the respective index sponsors and TD, and TD is not responsible for any disclosure by such.
Risks Relating to Estimated Value and Liquidity
■	The estimated value of your securities is expected to be less than the public offering price of your securities.
■	The estimated value of your securities is based on our internal funding rate.
■	The estimated value of the securities is based on our internal pricing models, which may prove to be inaccurate and may be different from the pricing models of other financial institutions.
■
The estimated value of your securities is not a prediction of the prices at which you may sell your securities in the secondary market, if any, and such secondary market prices, if any, will likely be less than the public offering price of your securities and may be less than the estimated value of your securities.

■	The temporary price at which the agent may initially buy the securities in the secondary market may not be indicative of future prices of your securities.
■	The underwriting discount, offering expenses and certain hedging costs are likely to adversely affect secondary market prices.
■	There may not be an active trading market for the securities — sales in the secondary market may result in significant losses.
■	If the value of an underlying index changes, the market value of your securities may not change in the same manner.
Risks Relating to General Credit Characteristics
■	Investors are subject to TD’s credit risk, and TD’s credit ratings and credit spreads may adversely affect the market value of the securities.
Risks Relating to Hedging Activities and Conflicts of Interest
■	There are potential conflicts of interest between you and the calculation agent.
■	The determination dates and related payment dates are subject to market disruption events and postponements
■	Trading and business activities by TD or its affiliates may adversely affect the market value of, and any amounts payable on, the securities.
Risks Relating to Canadian and U.S. Federal Income Taxation
■	Significant aspects of the tax treatment of the securities are uncertain.
Underlying Indices
For information about the underlying indices, including historical performance information, see “Information About the Underlying Indices” in the preliminary pricing supplement.

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